Points International Ltd.
CONSOLIDATED BALANCE SHEETS

		As at
(Unaudited) (United States $ in thousands)	NOTE	June 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and cash equivalents	1c)	$22,386	$26,414
Restricted cash		1,752	802
Funds receivable from payment processors		2,496	5,855
Security deposits		2,646	2,463
Accounts receivable		1,288	1,907
Current portion of future income tax assets		1,306	945
Current portion of deferred costs		138	139
Prepaid expenses and other assets		684	759
		32,696	39,284
Deferred costs		76	82
Other assets		874	951
Property and equipment		1,341	607
Intangible assets		4,123	2,014
Goodwill		4,205	4,205
		10,619	7,859
		$43,315	$47,143

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$2,671	$3,087
Current portion of other liabilities		758	609
Payable to loyalty program partners		25,437	30,215
		28,866	33,911
Long–term portion of other liabilities		710	301
		29,576	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss		(2,607)	(2,566)
Accumulated deficit		(48,911)	(49,463)
		(51,518)	(52,029)
Capital stock		56,665	56,662
Contributed surplus	2	8,592	8,298
		13,739	12,931
		$43,315	$47,143

See Accompanying Notes

Points International Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited) (United States $ in thousands, except per share amounts)		For the three months ended		For the six months ended
	NOTE	June 30,	June 30,	June 30,	June 30,
		2010	2009	2010	2009
REVENUE
Principal		$20,063	$19,640	$41,900	$39,000
Other partner revenue		1,595	1,675	3,259	3,426
Interest	1b)	5	9	6	44
		21,663	21,324	45,165	42,470
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue		17,356	18,025	36,643	35,551
Employment costs		2,646	2,685	5,310	5,456
Marketing & communications		282	263	544	731
Technology services		224	235	435	442
Amortization		152	177	287	350
Foreign exchange gain		(13)	(361)	(35)	(169)
Operating expenses		918	682	1,750	1,436
		21,565	21,706	44,934	43,797
OPERATING INCOME (LOSS) – before undernoted		98	(382)	231	(1,327)
Interest and other charges		6	11	21	24
INCOME (LOSS) BEFORE INCOME TAXES		92	(393)	210	(1,351)
Future income taxes (recovery) expense		–	78	(342)	219
NET INCOME (LOSS)		$92	$(471)	$552	$(1,570)
OTHER COMPREHENSIVE LOSS:
(Loss) gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $95 and recovery of $7	8	(212)	–	16	–
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $18 and $26	8	(39)	–	(57)	–
OTHER COMPREHENSIVE LOSS		(251)	–	(41)	–
COMPREHENSIVE INCOME (LOSS)		$(159)	$(471)	$511	$(1,570)
Basic and diluted earnings (loss) per share	4	$0.00	$0.00	$0.01	$(0.01)

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(Unaudited) (United States $ in thousands, except per share amounts)	2010	2009	2010	2009
ACCUMULATED DEFICIT – Beginning of period	$(49,003)	$(50,626)	$(49,463)	$(49,527)
NET INCOME (LOSS)	92	(471)	552	(1,570)
ACCUMULATED DEFICIT – End of period	$(48,911)	$(51,097)	$(48,911)	$(51,097)

ACCUMULATED OTHER COMPREHENSIVE LOSS – Beginning of period	$(2,356)	$(2,566)	$(2,566)	$(2,566)
Other comprehensive loss	(251)	–	(41)	–
ACCUMULATED OTHER COMPREHENSIVE LOSS – End of period	$(2,607)	$(2,566)	$(2,607)	$(2,566)

See Accompanying Notes

Points International Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended		For the six months ended
	NOTE	June 30,	June 30,	June 30,	June 30,
(Unaudited) (United States $ in thousands)		2010	2009	2010	2009

Net income (loss)		$92	$(471)	$552	$(1,570)
Items not affecting cash
Amortization of property and equipment		82	92	147	174
Amortization of deferred costs		–	–	–	2
Amortization of intangible assets		70	85	140	174
Future income taxes (recovery) expense		–	78	(342)	219
Unrealized foreign exchange loss (gain)		242	(728)	496	(413)
Employee stock option expense	3	149	166	294	324
Net loss on derivative contracts designated as cash flow hedges	8	(365)	–	(60)	–
Changes in non–cash balances related to operations	1a)	(3,344)	(1,139)	(622)	1,943
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES		(3,074)	(1,917)	605	853
Additions to property and equipment		(836)	(88)	(881)	(209)
Additions to intangible assets		(1,732)	(167)	(2,249)	(177)
Changes in restricted cash, sale (purchase) of investments		471	–	(950)	–
CASH FLOWS USED IN INVESTING ACTIVITIES		(2,097)	(255)	(4,080)	(386)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY		(300)	675	(553)	373

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(5,471)	(1,497)	(4,028)	840

CASH AND CASH EQUIVALENTS – Beginning of period		27,857	25,191	26,414	22,854

CASH AND CASH EQUIVALENTS – End of period		$22,386	$23,694	$22,386	$23,694

See Accompanying Notes

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

The unaudited interim consolidated financial statements of Points International Ltd. (the “Corporation”) include the financial position, results of operations and cash flows of the Corporation and its wholly–owned subsidiaries, Points International (US) Ltd., Points International (UK) Limited, and Points.com Inc.

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using accounting policies consistent with those used in the preparation of the audited consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements do not contain all the annual disclosures required by GAAP and, accordingly, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2009, as outlined in the Corporation’s 2009 Annual Report. Note disclosures have been presented for material updates to the information previously reported in the annual audited consolidated financial statements.

The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes typically peak at this time. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

1.	STATEMENT OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

a)	Changes in non–cash balances related to operations are as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
For the period ended June 30,	2010	2009	2010	2009
Decrease in funds receivable from payment processors	$2,844	$1,989	$3,359	$2,331
(Increase) decrease in security deposits	(30)	(14)	(183)	66
Decrease in accounts receivable	193	769	619	892
Decrease in deferred costs	18	74	7	139
Decrease in prepaid and other assets	646	141	152	402
Increase (decrease) in accounts payable and accrued liabilities	612	(271)	(356)	(1,551)
(Decrease) increase in deferred revenue	(107)	37	173	(126)
Decrease in payable to loyalty program partners	(7,905)	(3,864)	(4,778)	(210)
Increase in lease inducements	385	–	385	–
	$(3,344)	$(1,139)	$(622)	$1,943

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

b)	Interest and taxes classified as operating activities

During the three month period ended June 30, 2010, interest revenue of $5 (2009 – $9) was received during the period and interest expense of nil (2009 – Nil) was paid.

During the six month period ended June 30, 2010, interest revenue of $6 (2009 – $57) was received during the period and interest expense of $9 (2009 – $4) was paid.

c)	Cash and cash equivalents consist of:

	June 30,	December 31,	June 30,
	2010	2009	2009
Cash	$21,132	$23,914	$15,761
Cash equivalents	1,254	2,500	7,933
	$22,386	$26,414	$23,694

Cash equivalents represent short–term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. They represent term deposits with original maturity dates between 3 and 12 months.

2.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2009	$7,615
Employee stock option expense	683
Contributed surplus – December 31, 2009	8,298
Employee stock option expense	145
Contributed surplus – March 31, 2010	8,443
Employee stock option expense	149
Contributed surplus – June 30, 2010	$8,592

The effect of stock options which were exercised in the three month period ended June 30, 2010 was nil.

3.	STOCK OPTIONS

The fair values of the options granted in the three and six months ended June 30, 2010 and 2009 were calculated using the Black–Scholes option pricing model using the following weighted average assumptions:

	Three month period		Six month period
For the period ended June 30,	2010	2009	2010	2009
Risk free rate	2.62%	2.00%	2.66%	2.10%
Expected volatility	83.0%	71.4%	81.8%	66.4%
Expected life of options in years	3	3	3	3

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

The compensation cost that has been charged against income and included in employment costs is $149 (2009 – $166) for the three month period ended June 30, 2010, and $294 for the six month period ended June 30, 2010 (2009 – $324).

During the three month period ended June 30, 2010, 93,546 (2009 – 17,500) options were issued and 543,002 (2009 – 258,874) options previously granted were forfeited or expired.

		Weighted average
	Number of options	exercise price (in CAD$)
Balance January 1, 2010	9,215,031	$1.11
Granted	2,323,048	0.47
Expired	(499,667)	0.83
Forfeited	(384,168)	1.10
Exercised	(5,555)	0.46
Balance June 30, 2010	10,648,689	$0.98
Exercisable at June 30, 2010	5,543,527	$1.18
Options available to grant	533,438	n/a

4.	EARNINGS (LOSS) PER SHARE

A reconciliation of the number of shares used in the earnings per share calculations is as follows:

For the three months ended June 30,	2010	2009
Weighted average number of common shares outstanding per basic earnings per share calculation	149,820,940	149,820,940
Effect of dilutive securities	600,452	1,577
Weighted average number of common shares outstanding per diluted earnings per share calculation	150,421,392	149,822,517
For the six months ended June 30,	2010	2009
Weighted average number of common shares outstanding per basic earnings per share calculation	149,820,940	149,820,940
Effect of dilutive securities	352,307	591
Weighted average number of common shares outstanding per diluted earnings per share calculation	150,173,247	149,821,531

a) Basic earnings (loss) per share

Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period.

For the three and six months ended June 30, 2010, the diluted earnings per share is equal to the basic loss per share as the effect of the conversion of options was anti–dilutive.

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

5.	SEGMENTED INFORMATION

a) Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2010 and 2009 whose operating results were regularly reviewed by the Corporation’s chief operating decision maker and for which complete and discrete financial information is available.

b) Enterprise–wide disclosures – Geographic information

For the three months ended June 30, 2010, $15,681 (2009 – $20,583), representing 72% (2009 – 97%) of the Corporation’s revenue, was generated in the United States, and $5,432 (2009 – $548) representing 25% (2009 – 3%) of the Corporation’s revenue was generated in Europe. The remaining revenues for both periods were generated in Canada and Asia.

For the six months ended June 30, 2010, $34,300 (2009 – $41,062), representing 76% (2009 – 97%) of the Corporation’s revenue, was generated in the United States, and $9,744 (2009 – $1,263) representing 22% (2009 – 3%) of the Corporation’s revenue was generated in Europe. The remaining revenues for both periods were generated in Canada and Asia.

As at June 30, 2010, and December 31, 2009, substantially all of the Corporation’s assets were in Canada.

6.	MAJOR CUSTOMERS

For the three month period ended June 30, 2010, there were three (2009 – two) customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three customers represented 80% (2009 – 85%) of the Corporation’s revenues.

For the six month period ended June 30, 2010, there were three (2009 – two) customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three customers represented 81% (2009 – 84%) of the Corporation’s revenues.

7.	COMMITMENTS

	Total	2010	(3)	2011	2012	2013	2014+
Operating leases(1)	$4,452	$493		$627	$608	$611	$2,113
Principal revenue(2)	100,514	7,483		31,594	26,498	16,638	18,301
	$104,966	$7,976		$32,221	$27,106	$17,249	$20,414

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.

(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

(3)	These represent contractual obligations and guarantees for the remainder of 2010.

The Corporation is involved in various claims and litigation in the normal course of its business. While management cannot predict the final outcome of the claims pending at June 30, 2010, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of such claims and litigation will not have a material and negative effect on the consolidated financial position or results of operations.

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

8.	FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of short–term financial assets and liabilities, including cash and cash equivalents, security deposits, and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

					Pre–tax change in fair value
					included in
					Six months		Three months
					ended June		ended June 30,
					30, 2010		2010
			As at	As at
	Balance Sheet	Fair	June 30,	December		Net		Net
Classification	Category	Value	2010	31, 2009	OCI	earnings	OCI	earnings
		Hierarchy
Held for Trading
Cash	Cash and cash equivalents	Level 1	$21,132	$23,914	$–	$–	$–	$–
Canadian dollar forward contracts	Accounts payable and accrued liabilities	Level 2	$60	$–	$16	$57	$(212)	$39

Credit risk

The Corporation’s term deposits and short–term investments held as collateral subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short–term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various Loyalty Currency Services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

The aging of accounts receivable is as follows:

	June 30, 2010	December 31, 2009
Current	$980	$1,269
Past due 31–60 days	113	367
Past due 61–90 days	73	127
Past due over 90 days	139	152
Trade accounts receivable	1,305	1,915
Less: allowance for doubtful accounts	(17)	(8)
	$1,288	$1,907

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	Three month
For the period ended June 30, 2010	period	Six month period
Balance, beginning of period	$17	$8
Provision for doubtful accounts	–	9
Balance, end of period	$17	$17

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries of amounts that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short– term nature of the investments.

Liquidity risk

Liquidity risk is the risk that the Corporation may not have cash available to satisfy financial liabilities as they come due. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at June 30, 2010:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year to 3	3 years to
	Amount		year	years	5 years
Accounts payable and accrued liabilities	$2,671	$2,671	$2,671	$–	$–
Payable to loyalty program partners	25,437	25,437	25,437	–	–
Operating leases	–	4,452	493	1,235	2,724
Principal revenue	–	100,514	7,483	58,092	34,939
	$28,108	$133,074	$36,084	$59,327	$37,663

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to support these financial liabilities.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar and the Euro. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

On January 28, 2010, the Corporation entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar. As at June 30, 2010, forwards with a notional value of $7,700, a carrying value of $60, and settlement dates extending to May 2011, have been designated as cash flow hedges for hedge accounting treatment under CICA Handbook Section 3865, “Hedges” (“Section 3865”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses. As at June 30, 2010, all hedges were considered effective with no ineffectiveness recognized in income.

The change in fair value of cash flow hedges are recognized in the statement of comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same period as the corresponding hedged items are recognized in income. Cash flow hedges that mature within one year are included in accounts payable and accrued liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain of translating certain non–US dollar balance sheet accounts, a strengthening U.S. dollar will lead to an FX loss while a weakening U.S. dollar will lead to an FX gain. Sensitivity to a +/– 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $138 (2009 – $296).

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of June 30, 2010	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9542	1.5071	1.2208	0.9217
Financial assets (in thousands)
Cash and cash equivalents	$22,386	407	1,827	2,174	49
Restricted cash	1,752	526	–	–	–
Funds receivable from payment processors	2,496	–	210	296	2
Security deposits	2,646	–	48	181	1
Accounts receivable	1,288	174	310	35	–
	$30,568	1,107	2,395	2,686	52
Financial liabilities (in thousands)
Accounts payable and accrued liabilities	$2,671	891	274	47	–
Payable to loyalty program partners	25,437	–	1,721	2,194	27
	$28,108	891	1,995	2,241	27

9.	COMPARATIVE FIGURES

Certain fiscal 2009 comparative figures have been reclassified to conform with the financial statement presentation adopted in fiscal 2010.